UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ___   No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: May 24, 2004

By _____

Name: Marcos Grodetsky
Title: Investor Relations Officer

TNE: Shareholders Approve Cancellation of Treasury Stock and Reverse Stock Split

Rio de Janeiro, May 24, 2004 – Tele Norte Leste Participações S.A. (NYSE:TNE and BOVESPA: TNLP3 and TNLP4) announces that, during a Special Shareholders' Meeting held today in Rio de Janeiro (Brazil), its shareholders approved:

I – The **cancellation** of (i) 2,312,168,000 common shares corresponding to a portion of TNE's common stock currently held in treasury (4,156,100,000), and (ii) 4,624,336,826 preferred shares, corresponding to 100% of TNE's preferred stock currently held in treasury, with no share capital reduction. After the cancellation, TNE's corporate capital is represented by:

Common Shares	129,306,291,613
Preferred Shares	258,612,581,399
Total	**387,918,873,012**

The **reverse stock split** of all TNE's shares at the ratio of 1,000 shares to 1 share of the same type and class. The reverse stock split will become effective as of August 30, 2004. After all the necessary procedures, TNE's corporate capital will be represented by:

Common Shares	129,306,291
Preferred Shares	258,612,581
Total	**387,918,872**

The purposes of the reverse stock split are: (i) to reduce administrative and operational costs to TNE and its shareholders; (ii) to improve the efficiency of registration, control and disclosure of information systems; (iii) to enhance the quotation of TNE's shares in the stock market through the adoption of one share per trading unit; and (iv) to reduce potential errors of information and disclosure, thereby improving the assistance to TNE's shareholders.

The shareholders may round their share positions to the lot of thousand shares until August 27, 2004, either via negotiation at the Bovespa or, during May 25, 2004 to August 27, 2004, via the accredited banks, namely Banco do Brasil, Itaú, Unibanco and ABN Amro/Real.

For the purpose of keeping as shareholders those who currently own less than 1,000 of TNE's shares, the purchases via the accredited banks mentioned above will be made free of broker fee charges only for the amount of shares necessary to round up the shareholder's position to 1,000 shares.

As of August 30, 2004, TNE's shares will be traded by unit.

After August 27, 2004, eventual fractions of shares resulting from the reverse stock split will be grouped to represent full thousand numbers, and will be sold at BOVESPA. The prices paid for those fractions will be made available to the respective shareholders after the sale settlement, pursuant to the following procedures:

(a) shareholders holding bank accounts at Banco do Brasil will have the respective amounts directly credited in their checking accounts;

(b) shareholders that do not hold bank accounts at Banco do Brasil may request the respective amounts in person at one of Banco do Brasil's branches;

(c) shareholders that own shares held in the custody of CBLC – Brazilian Company of Liquidation and Custody, will have the respective amounts credited to CBLC, who will be obligated to repay such shareholders via depositary brokers; and

(d) shareholders whose shares are blocked or have outdated information will have the respective amounts withheld by TNE, who will request proof of the cancellation of the blocking or identification documents for the actual transfer of such amounts.

As of August 30, 2004 each TNE ADR will represent 1 Preferred Share. The reverse stock split does not impact TNE's ADR prices, which are already traded on the basis of 1:1,000 preferred shares.

For more information, please contact:
TNE – INVESTOR RELATIONS
Roberto Terziani (invest@telemar.com.br) 55 21 3131 1208
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Fax: 55 21 3131 1155

THE GLOBAL CONSULTING GROUP
Kevin Kirkeby (kkirkeby@hfgcg.com)
Tel: 1-646-284-9416; Fax: 1-646-284-9494